EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Modtech Holdings, Inc.:

We consent to the use of our report dated April 2, 2007, with respect to the consolidated balance sheet of Modtech Holdings, Inc. as of December 31, 2006, the related consolidated statements of operations, shareholders’ equity, and cash flows for the each of the years in the two-year period ended December 31, 2006 and the related financial statement schedule II for each of the years in two-year period ended December 31, 2006 incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

San Diego, California April 6, 2007